October 5, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc. Form 10-KSB for Fiscal Year Ended September 30, 2005 Filed January 5, 2006 Form 10-QSB for Fiscal Quarter Ended June 30, 2006 File No. 333-62236

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), we hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 30, 2006, regarding the above referenced Forms 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Form 10-KSB/A for the fiscal year ended September 30, 2005

Consolidated Balance Sheet, page F-3

1. SEC Comment

Please revise to present the correct “Total current liabilities” amount.

Telecom Response:

The Total current liabilities amount will be revised to reflect the correct amount of $1,509,049.

Item 8A. Controls and Procedures, page 20

2. SEC Comment

We note that your Certifying officers have concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in this Annual Report is accumulated and communicated to management, including your principal executive officers as appropriate, to allow timely decisions regarding required disclosure. Since you restated your financial statements for the year ended September 30, 2005, it appears that your disclosure controls and procedures were ineffective as of September 30, 2005. Please revise, or tell us why you believe they were effective.

Telecom Response

The Company reported to us that based on a reevaluation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 15d-15(b), the Company’s principal executive officer and principal financial officer have now concluded that a material weakness existed in Telecom’s internal controls over financial reporting. According to the Company, the material weakness in internal control over financial reporting related to the fact that Telecom lacked a sufficient complement of personnel with a level of financial reporting expertise commensurate with its financial reporting requirements to resolve non-routine or complex accounting matters. The Company has reported to us that it is in the process of remediating this weakness by hiring additional personnel with financial expertise to its staff. The 10-KSB/A for the year ended September 30, 2005 will be amended to state that the disclosure controls and procedures were ineffective.

3. SEC Comment

Further, in addition to stating whether your disclosure controls and procedures are effective or ineffective at ensuring that information required to be disclosed by you in this Annual Report is accumulated and communicated to management, including your principal executive officers as appropriate, to allow timely decisions regarding required disclosure, please also state whether your disclosure controls and procedures are effective or ineffective at ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. See Rule 13a-15(e) of the Exchange Act for guidance.

Telecom Response:

Please see the Company’s response to Comment #1 above, as the Company reported to us that its quarterly Exchange Act reports disclosure controls are ineffective for the same reasons as stated above.

4. SEC Comment

Please also amend your 10-QSB's for the quarters ended December 31, 2005 and March 31, 2006 to state that your disclosure controls and procedures were ineffective or tell us why you believe they were effective.

Telecom Response:

Please see response to Comment #1 above. The Company stated to us that it will amend the 10-QSB for the quarter-ended December 31, 2005 and March 31, 2006 to state that its disclosure controls and procedures were ineffective.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheet, page 1

5. SEC Comment

Please tell us what the Deferred stock-based compensation line items represent and explain to us your GAAP basis for classifying these amounts as assets.

Telecom Response:

The Company reported to us that the Deferred stock-based compensation should have been classified as contra to equity, rather than as an asset. The Company will make the change in the amendment.

6. SEC Comment

Refer to the last two paragraphs on page 16 and explain to us your GAAP basis for classifying the payments made to Zestv as current assets. Refer to Chapter 3A of ARB 43 for guidance.

Telecom Response:

The Company reported to us that the money advanced as payment to acquire movie copyrights should have been classified in the “other assets” section, rather than in the current section of the balance sheet. The Company will make the change in the amendment.

Condensed Consolidated Statements of Income and Comprehensive Income, page 2

7. SEC Comment

Please explain to us what the facts and circumstances were that caused you to reverse a $1.1 million allowance for bad debt during the 6 months ended June 30, 2006. Explain to us in detail your consideration of SFAS 5 in recording and reversing this allowance for bad debt.

Telecom Response:

The Company reported to us that on September 30, 2005, it based its estimate of uncollectible accounts receivable on the amounts over 90 days past due. According to Telecom, this estimate was reasonable based on the information available prior to the issuance of the financial statements and was consistent with the experience of the enterprise, the debtors’ ability to pay and the then-current economic environment. According to the Company, Telecom increased its collection efforts during the ensuing year and during the quarter ended June 30, 2006, and a significant amount of past due receivables was collected. Management determined that the current adjustment is a change in estimate of uncollectible accounts.

Condensed Consolidated Statement of Cash Flows page 3

8. SEC Comment

Explain to us in detail what the “Accounts receivable used for acquisition of software - this is still a cash transaction” and “Common stock issued for acquisition of software” line items represent in the Non cash investing and financing activities section. Please also tell us when you acquired this $8.9 million worth of software and where you have it recorded on the balance sheet as of June 30, 2006.

Telecom Response:

For the “Accounts receivable used for acquisition of software - this is still a cash transaction” -- the Company reported to us that it instructed its customers to settle their outstanding payables to the Company by making payments to a software company on behalf of the Company in the amount of $3 million.

The Company will delete the words “this is still a cash transaction.”

For the “Common stock issued for acquisition of software” - the Company reported to us that the common stock issued was for the payment of Stock-based compensation, not for an acquisition of software. The Company stated to us that it recorded $2,159,167 out of the $5,910,000 as Stock-based compensation expense in the Statement of Operations, and the remaining balance of $3,750,833 had been included under the deferred stock-based compensation in the balance sheet. The total deferred stock-based compensation shown on the balance sheet as of June 30, 2006 was $4,137,892, which included $3,750,833 relating to the deferred stock-based compensation for this quarter and also $387,059 relating to the deferred stock-based compensation for previous quarters.

Please refer to the following response for a description of how the Company derived the asset value for the software and website obtained.

Business Acquisitions, page 12

9. SEC Comment

In order to help us better understand your acquisition of HRDQ, Inc. (HRDQ), please address the following in your response letter:

●	Explain to us in detail the terms of this acquisition and how you accounted for it. You may wish to provide example journal entries to illustrate your accounting treatment.
●
Refer to the 1st paragraph on page 12 and explain to us why you valued the shares issued to China Dongguan Networks, Inc. and Top Rider Group Limited at different amounts ($.52 and $2.2, respectively) given that you issued these shares on the same date. Please also tell us how you accounted for these shares issued by HRDQ in your consolidated financial statements.

●
Refer to the 4th paragraph on page 12 and explain to us what you mean by your statement "The Company has written off the negative goodwill amount of $369, 509, which was the excess of acquisition cost (common stock value issued) over fair value of net assets of HRDQ's acquisition of its wholly owned subsidiary Panyu M&M, acquired in April, 2006. Given that you did not acquire HRDQ until June 28, 2006, please clarify why HRDQ's acquisition of Panyu M&M in April 2006 impacted your accounting for the acquisition of HRDQ.

●	Tell us what you mean by your statement in the 4th paragraph on page 12 "We wrote down the Website acquired to $3,705,712 as its fair market value and was allocated to additional paid-in capital."
●
Refer to note 8 on page 15 and explain to us in detail how you accounted for the minority interest in HRDQ. Tell us how you calculated the $1,099,985 balance as of June 30, 2006 and clarify why you calculated the minority interest based on the diluted interest in HRDQ.

Please reference all pertinent, authoritative, GAAP literature that supports your accounting.

Telecom Response:

The Company reported to us that although it has recorded the acquisition in accordance with SFAS No. 141, after further review generated from the questions in the Staff’s letter, the Company will restate the reported results of the quarter, based on the following explanations it has provided.

The Company has reported to us as follows:

1. Summary of Telecom’s Acquisition of HRDQ, Inc. (“HRDQ”) and Other Transactions:

o
In April, 2006, Alpha Century Holdings Limited ("Alpha"), which is a wholly-owned subsidiary of Telecom, provided substantially all the working capital HRDQ had on its Balance Sheet, through a loan in the amount of $500,000 to HRDQ, a Delaware limited liability company. In now reviewing and applying FIN 46R, HRDQ is now being considered a variable interest entity (VIE) of Alpha and therefore becomes the subsidiary of Alpha and an indirect subsidiary of Telecom. Telecom and Alpha will be the primary beneficiaries of the VIE.  The Company had previously accounted for HRDQ as the Company’s subsidiary at the date of acquisition of HRDQ’s common stock in June, 2006. The Company will now apply the guidance in FIN 46R and HRDQ will be reported as Telecom’s subsidiary at the time of the loan to HRDQ in April, 2006.

o
After HRDQ had received the loan of $500,000 from Alpha, HRDQ acquired Panyu Metals & Minerals Import and Export Co. Limited (“Panyu M&M”), a non-related company, for $500,000. At the date of HRDQ’s acquisition, the net asset value of Panyu M&M was $130,491. Telecom had previously accounted for the excess of the $500,000 purchase price consideration over the net asset value of $130,491 as Goodwill and wrote down the entire amount of the Goodwill recorded at June 30, 2006. The Company has now reviewed further the requirements set forth in SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective June 2001. Telecom has now identified an intangible asset in its acquisition of Panyu M&M, a customer list (the “Customer List”) and will therefore re-classify the Goodwill as Intangible Assets. This acquisition and the value of the Customer List will be obtained from a third party valuation company shortly. This intangible asset will also be reviewed for impairment after the final asset valuation is completed for the year ended September 30, 2006.

o
Alpha and China Dongguan Network, Inc. (“CDN”) were joint venturers in the development of a website named “Subaye.com.” Alpha instructed their A/R customers to settle the $2,060,000 obligation to CDN for its interest in the website by paying CDN directly. Alpha then contributed its interest in the website to HRDQ at its historical cost (transfer of assets between entities under common control) of $2,060,000 (see Journal Entry #1) of which the $1,060,000 was assigned to the HRDQ common stock issued to Alpha and a note payable of $1,000,000 to Alpha. The total number of shares of common stock issued to Alpha was 2,024,192 shares and the calculated share price assigned to the HRDQ stock was $.52 per share ( 2,024,192 x $.52 = $1,060,000). The entire 54% stockholding in HRDQ and the note payable were immediately assigned to Telecom from Alpha. Due to the fact that HRDQ was deemed the VIE of Telecom before this transaction, the cost of the website asset was a transfer between entities under common control (see Journal Entry #2).

1	Website-subaye.com	2,060,000
	Account Payable - Alpha (Telecom’s subsidiary)		2,060,000
	Recording the Purchase of website from Alpha on HRDQ’s books

2	Account Payable - Alpha (Telecom’s subsidiary)	2,060,000
	Common stock of 2,024,192 shares of $0.001 per share		2,024
	APIC		1,057,976
	Note payable to Telecom		1,000,000
	Recording the issuance of new common stock to Telecom to settle the cost of website. Alpha assigned its rights to receive these shares from HRDQ to Telecom, through an intercompany loan transaction.

o
CDN (third party) then sold all of its shares and interest in the subaye.com website to HRDQ, which totaled $2,366,148, or its historical cost in the website for common stock in HRDQ. This transfer was not made between entities under common control, therefore a market value of the HRDQ stock price needed to be established in order to record this acquisition of the website from this third party at its fair market value. The market value was originally assigned at $.52 per share, as reported in the previous filing. However, now, after reviewing these transactions, the Company has determined that the market price of the stock issued to CDN in this transaction should be $1.96 per share, as calculated below, pursuant to cash proceeds received from the sale of common stock and preferred stock to Top Rider, a third party stock sale that established the fair value of the stock issued to CDN. CDN obtained 798,747 shares of HRDQ, also originally calculated at $.52 per share, which totaled $415,348 , and the rest of $1,950,800 was agreed to be settled by cash (see Journal Entry #3). Now the 798,747 shares issued to CDN for its interest in the website will be recorded at $1.96 per share instead of $.52 per share, resulting in the website being recorded at a cost basis of $1,565,544 or an increase in the value of the website recorded of $1,150,196. The Company will conduct its impairment test on the value of the website at its year-end September 30, 2006, but the Company does not believe this asset was impaired at September 30, 2006.

o
Top Rider acquired the following stock in HRDQ for $1,760,000 and cash from the stock issuance to Top Rider Group Limited (“Top Rider”) was paid to CDN directly for the website: (see Journal Entry #4 )

o	500,000 shares of common stock at $2.20 per share, for a total of $1,100,000;
o	200,000 shares of Series A Preferred Stock at $3.30 per share, for a total of $660,000. This stock is convertible into common Stock with each share converted into 2 common shares;
o	Top Rider is a third party, not related to Telecom or HRDQ
o
Telecom had initially recorded each class of the stock issued at their stated issuance prices of $2.20 for the common stock and $3.30 for the preferred stock, but the Company has now determined, since the preferred stock is convertible into common stock at a conversion rate of 1 preferred share to 2 common shares, that it needs to allocate the total proceeds received from Top Rider of $1,760,000 to the total equivalent number of common shares issued (900,000) and then allocate the calculated per common share amount ($1.96) to the common stock shares issued first and allocate the remainder amount from the total proceeds received, to the preferred stock. This allocation will change the calculated amount of the minority interest as the preferred stock is part of the minority interest as well as the percentage of common stock not held by Telecom, as discussed later in this response letter.

2. Explanation of why the Company issued the shares to China Dongguan Networks, Inc. and Top Rider Group Limited (‘Top Rider”) at different amounts ($.52 and $2.2, respectively) on the same date:

The Company reported to us that it had made an error in recording these two transactions at these two different share values. The shares to China Dongguan Networks, Inc. (third party) should have been recorded at the market price or the price Top Rider paid for its aggregate per share price of the common shares it received as a third party buying HRDQ stock (see above at $1.96 per share).

HRDQ had signed a Memorandum with Telecom and CDN in January, 2006 in which HRDQ had agreed to issue 2,024,192 and 798,747 shares of its common stock to Telecom and CDN respectively at $0.52 per share, and these two parties had agreed to contribute their joint venture project in Subaye.com to HRDQ. HRDQ agreed to sell 500,000 shares of its common stock and 200,000 shares of its preferred stock to Top Rider in June, 2006. When the shares were issued to Top Rider, the website had significantly increased in value, and therefore, Top Rider agreed to acquire 500,000 common stock at $2.20 per share and 200,000 shares of preferred stock at $3.30 per share, or an aggregate per common share amount of $1.96 per share. These amounts were negotiated amounts with third parties, where the Company was able to sell its HRDQ shares at a higher price, based on the perceived value of the website at the time of the stock sale.

Previously, the Company had booked the shares issued to CDN at $0.52 and the journal entries were:

3	Website-subaye.com	2,366,148
	Common stock of 798,747 shares of $0.001 per share		799
	APIC (798,747 x $052 - 799)		414,549
	Account Payable - China Dongguan		1,950,800
	Recording the purchase of website from CDN and issuance of new common stock to CDN to partially settle the cost of website.

4	Account Payable - CDN	1,760,000
	Common stock of 500,000 shares of $0.001 per share		500
	Preferred stock of 200,000 shares of $0.01		2,000
	APIC		1,757,500
	Recording the issuance of new common stock & Preferred stock to Top Rider to settle the accounts payable to CDN

The Company will now record the cost of the website from CDN and the per share price issued to CDN with reference to the independently derived market price or share price that was paid by Top Rider .

Since HRDQ issued 500,000 shares of its common stock to Top Rider at $2.20 per share and 200,000 preferred shares (which can be converted to 400,000 shares of common stock) at $3.30 per share, the Company calculated the per share price by taking the total proceeds from the sale of all stock shares to Top Rider of $1,760,000 divided by 900,000 equivalent shares of common stock issued to Top Rider, to arrive at $1.96 per share valuation. The share price on those common shares issued to CDN for the website will now be the same as the per share price paid by Top Rider and will be valued at $1.96 per share, accordingly and the corresponding correct journal entries will be:

R3	Website-subaye.com	3,516,344
	Common stock of 798,747 shares of $0.001 per share		799
	APIC (798,747 x $1.96 - 799)		1,564,745
	Account Payable - China Dongguan		1,950,800
	Recording the issuance of new common stock to China Dongguan to partially settle the cost of website.

R4	Account Payable - China Dongguan	1,760,000
	Common stock of 500,000 shares of $0.001 per share		500
	Preferred stock of 200,000 shares of $0.01 (400,000 x $1.96)		780,000
	APIC (500,000 x $1.96 - 500)		979,500
	Recording the issuance of new common stock & Preferred stock to Top Rider to settle the accounts payable to China Dongguan

o
Telecom acquired the HRDQ shares from Alpha through an inter-company transaction by recording an Accounts Payable to Alpha and Alpha recording an Intercompany Receivable from Telecom. Both of these intercompany accounts were eliminated during consolidation.

o
In summary, HRDQ acquired all of an Owners' right, title and interest in the assets of the business of subaye.com by issuing 798,747 shares of its Common Stock to CDN, 2,024,192 shares of its Common Stock to Alpha, with such shares of Common Stock to be distributed immediately to Telecom from Alpha, paying $1,950,800 to CDN from the stock proceeds received by Top Rider and issuing a convertible promissory note to Alpha for $1,500,000 ($1,000,000 relating to the purchase cost of website from Alpha and $500,000 relating to loan from Alpha to purchase Panyu M&M), with such Promissory Note being immediately assigned to Telecom.

3. The write off of the goodwill of $369,509

The goodwill amount of $369,509 was the excess of acquisition cost of $500,000 over fair value of net assets of Panyu M&M of $130,491. The Company had previously recorded a write down of the goodwill of $369,509 and now, in accordance with SFAS $141, will reclassify the goodwill as a customer list and will revise as stated above.

4. The write down of the website to $3,705,712

The Company wrote down the website by $720,436 to $3,705,712 against additional paid-in capital and now the Company will also revise as stated above, the value of the website, based on its impairment testing at year-end. The website will be tested for impairment, by projecting its undiscounted and discounted future cash flows at the Company’s September 30, 2006 year-end.

5. The Minority interests in HRDQ, Inc.

Based on the new stock value assigned to the preferred stock issued to Top Rider, a minority shareholder in HRDQ, the Minority Interest in HRDQ needed to be recalculated.

Previously, the Company had calculated the Minority interests as follows:

Common Stock
2,024,192	held by Telecom	(49.1%)
798,747	held by CDN	MI of 50.9%
500,000	held by Top Rider
430,880	held by old shareholders
400,000	Preferred convertible stock
4,153,819

1,729,627 common stock of $0.001 par value of HRDQ, Inc., representing 41% of diluted interest in HRDQ, Inc.	1,729,627 $2,159,985 x -------------------------- = 3,753,819 + 400,000	885,594
200,000 Series A Convertible Preferred stock of $0.01 par value of HRDQ, Inc., representing 9.9% of diluted interest in HRDQ, Inc.	400,000 $2,159,985 x -------------------------- = 3,753,819 + 400,000	214,391
		$1,099,985
Now, the Company will calculate the revised Minority interests as follows:

Common Stock
2,024,192	held by Telecom	(53.92%)
798,747	held by CDN	MI of 46.08%
500,000	held by Top Rider
430,880	held by old shareholders
3,753,819

Minority Interests as at 6/30/2006:

1,729,627 common stock of $0.001 par value of HRDQ, Inc.,	($4,400,126 total equity -780,000 Preferred stock) x 46.08%	1,668,154
200,000 Series A Convertible Preferred stock of $0.01 par value of HRDQ, Inc.,		780,000
		$2,448,154

In summary, the Company has reported to us that it will amend its 10-KSB for the year ended September 30, 2005 and 10-QSB for the quarter-ended December 31, 2005, March 31, 2006 and June 30, 2006 after receiving your approval on the above responses. The revised balance sheet after the above revised entries as of June 30, 2006 is as follows:

TELECOM COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

ASSETS	June 30,		June 30,
	2006		2006
	Previously reported	Adjusting Journal entry	Restated
	(Unaudited)		(Unaudited)
Current assets:
Cash and cash equivalents	852,405		852,405
Accounts receivable - affiliate	480,000		480,000

Accounts receivable- others, less allowance for bad debt of $355,650	2,968,213		2,968,213
Due from related company	238,443		238,443
Deferred stock-based compensation - current portion	3,272,059	1(3,272,059)	-
Prepaid expenses	3,597,853	2(2,867,436)	730,417
Payment in advance	279,251		279,251
Other current assets	458,118		458,118
Total current assets	12,146,342		6,006,847

Software acquisition cost	3,000,000		3,000,000
Property, plant and equipment, net	6,725,852	3 1,150,196 3 720,436	8,596,484
Deferred stock-based compensation - non-current portion	865,833	1(865,833)	-

Other assets:
Intangible assets - Customer lists	-	3 369,509	369,509
Other assets	-	2 2,867,436	2,867,436
Total other assets			3,236,945

Total Assets	$22,738,027		20,840,276

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,536,293		1,536,293
Accrued expenses	74,737		74,737
Due to related companies	57,513		57,513
Other current liabilities	108,912		108,912
Total Current Liabilities	1,777,455		1,777,455

Minority interests	1,099,985	3 1,348,169	2,448,154

Commitments and contingencies (refer to note 7)

Stockholders' equity :
Preferred stock ($.001 Par Value: 50,000,000 shares authorized; no shares issued and outstanding)	-		-
Common stock ($.001 Par Value: 300,000,000 shares authorized ;
89,188,000 shares issued and outstanding)	89,188		89,188
Additional paid in capital	13,683,489		13,683,489
Less: Deferred stock-based compensation	-	1(4,137,892)	(4,137,892)
Accumulated other comprehensive income	249		249
Retained earnings	6,087,661	3 891,972	6,979,633
Total stockholders' equity	19,860,587		16,614,667

Total liabilities and stockholders' equity	22,738,027		20,840,276

The adjusted journal entries that were summarized all the above revised entries on deferred stock compensation, prepaid expenses and HRDQ’s acquisition are as follows:

		Dr	Cr
		$	$
1	Deferred stock-based compensation - current portion		3,272,059
	Deferred stock-based compensation - non-current portion		865,833
	Deferred stock-based compensation (as contra to Equity)
	Being reclassification of deferred stock-based compensation as contra to equity

2	Other Assets	2,867,436
	Prepaid expenses		2,867,436
	Being reclassification of payment to purchase copyrights to Other Assets

3	Website-subaye.com ($3,516,344 - $2,366,148)	1,150,196
	Website-subaye.com (the amount wrongly written off previously and now write back)	720,436
	Intangible assets - Customer lists (the amount wrongly written off and now write back)	369,509
	Negative Goodwill ( Excess of net assets over purchase price $1,060,000)		891,972
	Minority interests		1,348,169
	Being the adjustment to the correspondence accounts for the HRDQ’s acquisition

Item 3. Controls and Procedure, page 39

10. SEC Comment:

In light of the fact that you restated your 10-KSB for the year ended September 30, 2005 and your 10-QSB’s for the quarters ended December 31, 2005 and March 31, 2006, explain to us how you determined that your disclosure controls and procedures were effective as of June 30, 2006. Otherwise, please revise to state that your disclosure controls and procedures were ineffective.

Telecom Response:

Please see response to Comment #1 above. The Company has reported to us that it will revise its 10-QSB for the quarter ended June 30, 2006 to state that the disclosure controls and procedures were ineffective.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:/s/ Harvey K. Newkirk
Harvey K. Newkirk